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                                                               Exhibit (d)(4)(i)

                                 AMENDMENT NO. 1
                                       TO
                             SUB-ADVISORY AGREEMENT


         This AMENDMENT NO. 1 is made as of the 1st day of January, 1999, by and between Pilgrim Baxter & Associates, Ltd. (the "Sub-Adviser") and Ohio National Investments, Inc. (the "Adviser").

                              W I T N E S S E T H:

         WHEREAS, the Adviser and the Sub-Adviser have entered into a Sub-Advisory Agreement dated January 3, 1997 relating to the provision of investment sub-advisory services to the Ohio National Fund, Inc. (the "Fund") for that portion of the assets of the Fund designated as the Core Growth Portfolio (the "Agreement");

         WHEREAS, the Adviser and the Sub-Adviser desire to amend the Agreement to (i) update the Sub-Adviser's address for notices delivered under the Agreement and (ii) revise the fee schedule.

         NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the parties hereto agree as follows:

         1. The Sub-Adviser's address set forth in paragraph (b) of Section 10 of the Agreement is deleted and replaced with the following:

                                    Harold J. Baxter
                                    Chairman and CEO
                                    Pilgrim Baxter & Associates, Ltd.
                                    825 Duportail Road
                                    Wayne, Pennsylvania  19087.

         2. Section 4 of the Agreement, entitled Sub-Advisory Fees, is hereby deleted in its entirety and replaced with the following:

              "In consideration of the Sub-Adviser's services to the Fund hereunder, the Sub-Adviser shall be entitled to a sub-advisory fee, payable monthly, at the annual rate of 0.65% on the first fifty million dollars ($50,000,000) of the average daily net assets of the Portfolio during the quarter preceding each payment, 0.60% of the next one hundred million dollars ($100,000,000) of the average daily net assets of the Portfolio, and 0.50% of the average daily net assets of the Portfolio in excess of one hundred and fifty million dollars ($150,000,000) (the "Sub-Advisory Fee"). The Sub-Advisory Fee shall be accrued for each calendar day and the sum of the daily Sub-Advisory Fee accruals shall be paid monthly to the Sub-Adviser on or before the fifth business day of the next succeeding month. The daily fee accruals will be computed on the basis of the valuations of the total net assets of the Portfolio as of the close of business each day.



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              The Sub-Advisory Fee shall be payable solely by the Adviser, and the Fund shall not be liable to the Sub-Adviser for any unpaid Sub-Advisory Fee.

         3.   All other provisions of the Agreement shall remain unchanged.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first about written.


                                            PILGRIM BAXTER & ASSOCIATES, LTD.


ATTEST: s/John M. Zerr                     By:    s/Eric C. Schneider
       ----------------------------           --------------------------------
Name:   John M. Zerr                       Name:  Eric C. Schneider
Title:  General Counsel and                Title: Chief Financial Officer
        Secretary


                                           OHIO NATIONAL INVESTMENTS, INC.

ATTEST:  s/Ronald L. Benedict              By:     s/Joseph P. Brom
       ----------------------------           --------------------------------
Name:    Ronald L. Benedict                Name:   Joseph P. Brom
Title:   Secretary                         Title:  President


Accepted and Agreed:

OHIO NATIONAL FUND, INC.

By:      s/John J. Palmer
    ------------------------------
Name:    John J. Palmer
Title:   President